UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 02 )*

HemoBioTech, Inc. (Name of Issuer)
Common Stock, $.001 Par Value Per Share (Title of Class of Securities)
42368P102 (CUSIP Number)
December 31, 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 42368P102

1.	Names of Reporting Persons. Arthur Bollon I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,512,170 Shares

	6.	Shared Voting Power 334,223 Shares

	7.	Sole Dispositive Power 1,512,170 Shares

	8.	Shared Dispositive Power 334,223 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,846,393 Shares(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.3% of Common Stock

12.	Type of Reporting Person IN

(1) Represents (a) 860,502 shares of common stock directly beneficially owned by Dr. Bollon; (b) 217,223 shares of common stock directly beneficially owned by Biogress LLC, of which Dr. Bollon is a founding member and has 50% voting power; (c) 117,000 shares of common stock directly beneficially owned by relatives of Dr. Bollon; and (d) options to purchase 651,668 shares of common stock directly beneficially owned by Dr. Bollon.
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Item 1.
(a)	Name of Issuer HemoBioTech, Inc.
(b)	Address of Issuer's Principal Executive Offices 5001 Spring Valley Road, Suite 1040-West, Dallas, TX 75244

Item 2.
(a)	Name of Person Filing Dr. Arthur Bollon
(b)	Address of Principal Business Office or, if none, Residence c/o HemoBioTech, Inc., 5001 Spring Valley Road, Suite 1040-West, Dallas, TX 75244
(c)	Citizenship Bollon is a citizen of the United States of America
(d)	Title of Class of Securities Common Stock, $.001 Par Value Per Share
(e)	CUSIP Number 42368P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 1,846,393 Shares
(b)	Percent of class: 9.3% of Common Stock
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,512,170 Shares
	(ii)	Shared power to vote or to direct the vote 334,223
	(iii)	Sole power to dispose or to direct the disposition of 1,512,170 Shares
	(iv)	Shared power to dispose or to direct the disposition of 334,223

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

By:	/s/ Arthur Bollon Arthur Bollon

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